1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
KEVIN M. BOPP kevin.bopp@dechert.com +1 212 641 5691 Direct +1 212 698 3599 Fax

April 3, 2009

VIA EDGAR

John M. Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549-0506

Re:	Harding, Loevner Funds, Inc. (SEC File Nos. 333-09341 and 811-07589)

Preliminary Information Statement

Dear Mr. Ganley:

This letter responds to comments you provided to me in a telephonic discussion on March 26, 2009, regarding the Preliminary Information Statement for the Harding Loevner Frontier Emerging Markets Portfolio (the “Portfolio”), a series of the Harding, Loevner Funds, Inc., filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2009. A summary of your comments and the responses thereto are provided below.

Comment 1:    Proposal II provides that in addition to Proposal I, the Portfolio may, but is under no obligation to, seek the concurrence of the Commission staff to allow the Portfolio to invest a greater amount of its assets in the securities of companies in any one industry (“Additional Concentration Revision”). Please include disclosure in the Portfolio’s Statement of Additional Information that the Portfolio may seek the Additional Concentration Revision.

Response 1: Disclosure consistent with this comment will be made in the Portfolio’s Statement of Additional Information.

Comment 2:    If the Portfolio seeks the Additional Concentration Revision, and the Commission staff concurs with such request subject to terms and conditions that vary materially from Proposal II, please confirm that shareholders will be provided an opportunity to approve the revised concentration policy.

Response 2: If theCommission staff agrees with the Additional Concentration Revision subject to terms and conditions that vary materially from Proposal II, the Portfolio will seek additional shareholder approval.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Munich Paris ASIA Hong Kong

John M. Ganley, Esq. Comment Response Letter April 3, 2009 Page 2

Please feel free to call me at 212.641.5691 if you have any questions or comments.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp